Exhibit (a)(5)(v)

SERB Pharmaceuticals Completes Acquisition of Y-mAbs Therapeutics

West Conshohocken, PA, 16 September 2025: SERB Pharmaceuticals (“SERB”), a global specialty pharmaceutical company focused on rare diseases and medical emergencies, today announced the successful completion of its acquisition of Y-mAbs Therapeutics, Inc. (“Y-mAbs”), a commercial-stage biopharmaceutical company focused on the development and commercialization of antibody-based therapeutics for the treatment of cancer.

“We are excited to welcome Y-mAbs into SERB. The acquisition strengthens our Rare Oncology portfolio with the addition of Danyelza® (naxitamab-gqgk) and brings deep oncology expertise that will help us to expand our partnerships with the US oncology community and to advance treatments for rare and hard-to-treat cancers”, said Vanessa Wolfeler, Chief Executive Officer of SERB. “This marks a significant step forward in delivering on SERB’s growth strategy and vision, but more importantly, it allows us to help more children and families facing pediatric cancers.”

Completion of Tender Offer and Transaction Details

The tender offer period, initiated on August 18, 2025, expired at one minute following 11:59 p.m., Eastern Time, on September 15, 2025. The conditions of the tender offer having been satisfied, SERB has accepted all such tendered shares for $8.60 per share, and following a statutory merger under Section 251(h) of the Delaware General Corporation Law on September 16, 2025, Y-mAbs became a wholly owned subsidiary of SERB and was delisted from the Nasdaq Global Select Market. All remaining Y-mAbs shares that were not tendered in the tender offer will be converted into the right to receive the same $8.60 per share in cash paid for shares that were tendered in the tender offer.

About Danyelza® (naxitamab-gqgk)

Danyelza® (naxitamab-gqgk) is indicated, in combination with granulocyte-macrophage colony-stimulating factor (“GM-CSF”), for the treatment of pediatric patients one year of age and older and adult patients with relapsed or refractory high-risk neuroblastoma in the bone or bone marrow who have demonstrated a partial response, minor response, or stable disease to prior therapy. This indication was approved under accelerated approval based on overall response rate and duration of response. Continued approval for this indication may be contingent upon verification and description of clinical benefits in a confirmatory trial. Danyelza® includes a Boxed Warning for serious infusion-related reactions, such as cardiac arrest and anaphylaxis, and neurotoxicity, such as severe neuropathic pain and transverse myelitis. See full Prescribing Information for complete Boxed Warning and other important safety information here.

Danyelza® is currently not approved for the treatment of osteosarcoma in any jurisdiction.

About SERB Pharmaceuticals

SERB is a global specialty pharmaceutical company with a growing portfolio of medicines for rare emergency medicine, rare diseases, and CBRN preparedness. For over 30 years we have made treating complex and life-threatening conditions possible, supporting clinicians, healthcare systems and governments while offering hope to patients and their families. SERB is a leading provider of essential acute care medicines, addressing unmet medical needs and supplying antidotes and medical countermeasures for chemical, biological, radiological and nuclear (CBRN) risks. As a fully integrated company, we have the experience and capabilities to acquire, develop, and manufacture our medicines to the highest standards, and make them available worldwide through our secure supply chain.

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Learn more at https://SERB.com

Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties relating to future events and the future performance of Y-mAbs and SERB, including statements relating to SERB’s acquisition of Y-mAbs and other statements that are not historical facts. The forward-looking statements contained in this release are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. These statements may contain words such as “may,” “will,” “would,” “could,” “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate,” “project,” “seek,” “should,” “strategy,” “future,” “opportunity,” “potential” or other similar words and expressions indicating future results. Risks that may cause these forward-looking statements to be inaccurate include, without limitation: risks related to the parties’ ability to realize the anticipated benefits of the acquisition, including the possibility that the expected benefits from the acquisition will not be realized or will not be realized within the expected time period and that Y-mAbs and SERB will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; the effects of the transaction on relationships with employees, customers, suppliers, other business partners or governmental entities; negative effects of this announcement; unknown or inestimable liabilities; the risk of litigation and/or regulatory actions related to the transaction; obtaining and maintaining adequate coverage and reimbursement for products; the costly and time-consuming pharmaceutical product development process and the uncertainty of clinical success, including risks related to failure or delays in successfully initiating or completing clinical trials and assessing patients; global economic, financial, and healthcare system disruptions and the current and potential future negative impacts to the parties’ business operations and financial results; the sufficiency of the parties’ cash flows and capital resources; the parties’ ability to achieve targeted or expected future financial performance and results and the uncertainty of future tax, accounting and other provisions and estimates; and other risks and uncertainties affecting Y-mAbs and SERB, including those described from time to time under the caption “Risk Factors” and elsewhere in Y-mAbs’ filings and reports with the U.S. Securities and Exchange Commission (the “SEC”), including Y-mAbs’ Annual Report on Form 10-K for the fiscal year ended December 31, 2024 and Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2025 and June 30, 2025 and any subsequent filings made by either party with the SEC, available on the SEC’s website at www.sec.gov. Any forward-looking statements are made based on the current beliefs and judgments of Y-mAbs’ and SERB’s management, and the reader is cautioned not to rely on any forward-looking statements made by Y-mAbs or SERB. Except as required by law, Y-mAbs and SERB do not undertake any obligation to update (publicly or otherwise) any forward-looking statement, including without limitation any financial projection or guidance, whether as a result of new information, future events, or otherwise.

For further information contact:

Chris Sampson, Corporate Communications Director
chris.sampson@serb.com; Tel: +44 (0)7773 251 178

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